Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	NA	7.68	2.69	3.97	2.40

Deficiency of earnings available to cover fixed charges	NA		—	—	—

For 2005, the ratio was not applicable due to low or no fixed changes. For 2006, 2007, 2008, and 2009 fixed charges amounted to $2,761,728, $9,413,983, $9,168,584 and $16,684,538, respectively. Consequently, the ratio of earnings to fixed changes for 2006, 2007, 2008 and 2009, were 7.68, 2.69, 3.97 and 2.40, respectively.

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding the following items: (a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, and subtracting the following items : (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.